UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan

CITIC Capital Holdings Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2018 and August 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCRE HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL MB INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)	☐
(B)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,680,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,680,863
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage is based on Form 6-K of the Issuer filed on August 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)	☐
(B)	☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,863*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 2,680,863 Ordinary Shares beneficially owned by CITIC Capital MB Investment Limited. The Reporting Person expressly disclaims beneficial ownership of 2,680,863 Ordinary Shares owned by CITIC Capital MB Investment Limited.

**	Percentage is based on Form 6-K of the Issuer filed on August 24, 2018.

CUSIP No. G21515104

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on June 18, 2018 (the “Initial Filing,” together with this Amendment No. 1, the “Statement”) on behalf of the Reporting Persons, with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Filing. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Initial Filing.

CUSIP No. G21515104

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

The information set forth in or incorporated by reference in Items 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 3.

The Issuer and CCMB entered into a Share Purchase Agreement dated as of August 24, 2018 (the “Share Purchase Agreement”), pursuant to which CCMB subscribed for and purchased, and the Issuer issued, sold and delivered, 1,000,000 Ordinary Shares (the “Shares”), at a per share purchase price of US$100.90. The aggregate purchase price for all the Shares is US$100,900,000. The descriptions of the Share Purchase Agreement set forth in Items 4 and 6 below are incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is filed as Exhibit 1 hereto, and is incorporated herein by reference in its entirety.

The source of the funds used by CCMB to subscribe for and purchase the Shares was its working capital.

Item 4. Purpose of Transaction

Item 4 of the Initial Filing is hereby amended and restated in its entirety to read as follows:

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

On August 23, 2018, CCMB, who owns and controls CCRE, submitted a letter (“Proposal Withdrawal Letter”) to the board of directors of the Issuer (the “Board”) which notified the Issuer that it had determined to withdraw the preliminary non-binding proposal dated June 11, 2018, with immediate effect. References to the Proposal Withdrawal Letter herein are qualified in their entirety by reference to the Proposal Withdrawal Letter, which is attached hereto as Exhibit 2 and incorporated herein by reference as if set forth in its entirety herein.

As described in Item 3 above and Item 6 below, this Statement is being filed in connection with the subscription and purchase of the Shares by CCMB pursuant to the Share Purchase Agreement. CCMB purchased the Shares for investment purposes. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and subject to any restrictions or limitations imposed by the Investor Rights Agreement (as defined below), may contact, discuss with or otherwise communicate with management members of the Issuer, the Board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which may relate to one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G21515104

Item 5. Interest in Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)		Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
CCRE	0		0%	0	0	0	0
CCMB	2,680,863		6.82%	2,680,863		2,680,863
CCHL	2,680,863	(3)	6.82%	0	0	0	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

(2)	Percentage is based on Form 6-K of the Issuer filed on August 24, 2018.

(3)	Represents 2,680,863 Ordinary Shares beneficially owned by CCMB. CCHL expressly disclaims beneficial ownership of 2,680,863 Ordinary Shares owned by CCMB.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares which are beneficially owned by any of the persons named in response to Item 2.

(c)           To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and as set forth in this Item 5, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 2.

CUSIP No. G21515104

(d)           To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           After the Proposal Withdrawal Letter was delivered to the Board on August 23, 2018, CCRE ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 and 4 hereof is hereby incorporated by this reference in its entirety in this Item 6.

Share Purchase Agreement

The issuance, sale and purchase of the Shares under the Share Purchase Agreement was completed on August 24, 2018.

Investor Rights Agreement

In connection with the purchase of the Shares pursuant to the Share Purchase Agreement, CCMB and the Issuer have also entered into an Investor Rights Agreement dated as of August 24, 2018 (the “Investor Rights Agreement”). The Investor Rights Agreement provides CCMB with customary registration rights under the laws and regulations of the United States for purpose of the subsequent offer and sale of the Ordinary Shares to the public.

Pursuant to the Investor Rights Agreement, CCMB shall not, and shall cause its affiliates not to, directly or indirectly, (A) transfer, sell, hedge, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of (any such occurrence, a “Transfer”), (x) any Shares prior to the date that is two years following the date of the closing (such date, the “Lockup Date”), or (y) any Ordinary Shares held by CCMB or its affiliates immediately prior to the closing (such shares, the “Existing Shares”) prior to the date that is six months following the date of the Share Purchase Agreement (the “Additional Lockup Date”), in each case, without the prior written consent of the Issuer, and (B) unless otherwise agreed by the Issuer in writing, Transfer to certain competitors of the Issuer (x) any Shares within twelve months after the Lockup Date, or (y) any Existing Shares within twelve months after the Additional Lockup Date, other than any Transfer through open market brokerage transaction where the identity of the purchaser is unknown.

The Investor Rights Agreement also provides that, until the Lockup Date, (A) without prejudice to the rights of CCMB set forth in clause (B) below, CCMB shall not, and shall cause its affiliates who hold any Issuer securities not to, solicit, effect or seek to effect, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way knowingly assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, or make any public statement with respect to, any action with respect to the Issuer or its subsidiaries that is not recommended by the Board, and (B) CCMB shall vote all shares of the Issuer beneficially owned by it in the manner recommended by the Board other than with respect to any such matter (x) that relates to a transaction between the Issuer, on the one hand, and any affiliate of the Issuer or any officer, director, shareholder or member of the Issuer or any of its affiliates, on the other hand, (y) that relates to the disposition of a material portion of the assets or securities of the Issuer and its subsidiaries, taken as a whole, or (z) that constitutes a material violation of applicable law by the Issuer.

CUSIP No. G21515104

The foregoing description of the Investor Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Investor Rights Agreement filed as Exhibit 3 hereto and is incorporated herein by reference.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A to the Original Filing, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Document

1	Share Purchase Agreement, dated August 24, 2018, between CITIC Capital MB Investment Limited and the Issuer.

2	Proposal Withdrawal Letter to the Board of Directors of the Issuer, dated August 23, 2018.

3	Investor Rights Agreement, dated August 24, 2018, between CITIC Capital MB Investment Limited and the Issuer.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 2018

CCRE HOLDINGS LIMITED

By:	/s/ Eric Chan
Name: Eric Chan
Title: Director

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Yichen Zhang
Name:	Yichen Zhang
Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
Name: Yichen Zhang
Title: Director